FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2005
Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS

Item

1.	Press Release dated April 30, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: April 30, 2005	By:	/s/ Nilesh Trivedi

Name: Title:	Nilesh Trivedi Assistant Company Secretary

Item 1

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release
April 30, 2005

Appointments to the Board of Directors

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today reappointed Mr. N. Vaghul as non-executive Chairman of the Board on the expiry of his current term on May 3, 2005, subject to the approval of RBI.

The Board has appointed Mr. Sridhar Iyengar, a chartered accountant and former partner with KPMG and Mr. T.S. Vijayan, Managing Director, Life Insurance Corporation of India, the Bank’s largest domestic shareholder, as additional Directors of the Bank. They would hold office as additional Directors till the next Annual General Meeting (AGM) and their appointment as Directors will be considered by the shareholders at the AGM.

Mr. K. V. Kamath, Managing Director & CEO has led the ICICI group since 1996. Under his leadership, it has transformed itself into a diversified financial services group with a dominant position in several areas of the Indian financial sector and a growing international presence. The Board has approved his re-appointment as Managing Director & CEO when his current term expires on April 30, 2006, for a further period of three years till April 30, 2009.

Ms. Kalpana Morparia was appointed as Executive Director of the Bank effective May 3, 2002 and designated as Deputy Managing Director effective February 1, 2004. The Board has approved her re-appointment when her current term expires on April 30, 2006, till May 31, 2007, when she attains the age of retirement.

Ms. Chanda Kochhar and Dr. Nachiket Mor were appointed as Executive Directors of the Bank effective April 1, 2001. The Board has approved their re-appointment when their current terms expire on March 31, 2006, for a further period of five years till March 31, 2011.

The above appointments of wholetime Directors are subject to the approval of the shareholders and RBI.

For further press queries please call Madhvendra Das at 91-22-2653 8208 or e-mail: madhvendra.das@icicibank.com.